EXHIBIT 99.1

JOINT FILING AGREEMENT

   In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common stock, par value $0.0001 per share, of Kodiak AI, Inc. (f/k/a Ares Acquisition Corporation II), and that this agreement may be included as an exhibit to such joint filing.

Dated: November 12, 2025

Ares Acquisition Holdings II LP

/s/ Anton Feingold

Name:	Anton Feingold
Title:	Authorized Signatory

AAC II Holdings II LP

/s/ Anton Feingold

Name:	Anton Feingold
Title:	Authorized Signatory